IR BIOSCIENCES HOLDINGS, INC.
4021 North 75th Street
Suite 201
Scottsdale, Arizona 85251

June 18, 2007

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East Washington, D.C. 20549
Attn: Goldie Walker

Re: IR BioSciences Holdings, Inc.
Registration Statement on Form SB-2
File No: 333-143756
Application for Withdrawal of Registration

Dear Ms. Walker:

Pursuant to the request made by your office, please accept this as the above registrant's request to withdraw the above Registration Statement filed on June 14, 2007.  The purpose of withdrawal is that the Company filed the above Registration Statement with an incorrect file number.  We will re-file under the correct file number today.

Sincerely,

IR BioSciences Holdings, Inc.

/s/ Michael K. Wilhelm____________
Name: Michael K. Wilhelm
Title: Chief Executive Officer